N E W S  R E L E A S E

October 29, 2007	Trading Symbol: URA – TSX.V

Appointment to Advisory Board and Corporate Secretary

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce the appointment of Norbert Jerome, B.A, M.S. Geologist to the Company’s advisory board effective immediately. Mr. Jerome has 44 years experience which includes 16 years with Western Nuclear Corp. He has expertise in the development and mining of uranium deposits in the Rocky Mountain Uranium district of the United States. Mr. Jerome will be focused on the development and implementation of the Company’s exploration programs at its Colorado uranium Projects. The Company currently has nine (9) uranium projects located in Colorado, two (2) in New Mexico, two (2) in Utah, and two (2) in the Otish Basin in Quebec.

Mr. Jerome’s knowledge and experience is principally with the sandstone-hosted deposits of Wyoming, Colorado, Arizona, New Mexico, Utah and Washington. He was Chief Geologist for Western Nuclear’s Jeffrey City operations in Wyoming for 8 years and responsible for all geologic activities related to mining and development in the Crooks Gap and Gas Hills areas. Mr. Jerome spent an additional 8 years in Western Nuclear’s Denver office as the Senior Project Geologist in the Engineering Feasibility Study group evaluating exploration projects in preparation for bringing them on line as operating properties. He is particularly knowledgeable about underground mine operations, mine planning and development, surface and underground rotary and core drilling, down-hole gamma-ray electric logging and interpretation.

His most recent employment has been in providing geologic research material and commentary on known areas of uranium occurrences, exploration activity and prior production.

The Company is also pleased to announce the appointment of Donna Moroney as the Corporate Secretary. Ms. Moroney has been a self-employed consultant, providing regulatory compliance and corporate secretary services to public companies since 1992 and has been an instructor of corporate/securities law for paralegals. Ms. Moroney currently serves as a senior officer of several public companies reporting in Canada and the United States.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

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